WESHAPE

WeShape's software delivers a personal trainer like experience without the cost!

weshape.com   Santa Cruz, CA        Technology   Healthcare   Subscription   Health & Fitness

Highlights

1 $58 Cost Per Acquisition $251 Lifetime Value & we are improving every quarter :-)

2   We have a proven product, proven acquisition strategy and great numbers. We Are READY TO SCALE!

3 We launched WeShape in December 2021 and are on track to do $1,100,000 in sales in our first year!

4 My Co-founder and I have been on the Inc. 500 list 3 times with our top 3 year growth being 1977%

5 WeShape has over 1 million organic social media followers and growing FAST!

6 My Co-founder and I have generated over 200M in revenue in the health and fitness space!

7 The digital fitness market is set to grow by 33.1% EVERY YEAR through 2028!

Our Team



Tyler Bramlett Co-Founder

Led growth for over 200M in online ecommerce sales in the health and fitness industry in the last 10 years. Managed everything from copywriting, to ad management, to data analysis, sales funnel optimization, content marketing etc.



Katie Bramlett Co-founder

Made it onto Inc 500 list 3 seperate times as COO for a health and fitness company. Best growth was 1977% in 3 years.



Sachin Chaudhari CTO

20+ yrs managing cloud technologies and has led start-up engineering teams from ground-up to successful acquisition.



Ben Chargin Director of Content

Has grown WeShape's social media presence to over 1 MILLION followers

My co-founder and I have spent over 30 years building successful fitness companies! Then... We saw a HUGE Problem that nobody was solving :-(

Who are we and why care?



Katie Bramlett



Tyler Bramlett

- 30+ years building successful health and fitness businesses

- Sold over $200,000,000 in fitness products online

- Experts at customer acquisition, optimization and are experienced operators

- We've made the Inc. 500 list 3 times (With 1977% 3 year growth)

We are now solving a bigger problem!

Everyone needs to work out but 75% of the US population DOES NOT get enough exercise!

The problem

Exercise is a magic pill!
•Prevent Stroke
•Reduce High Blood Pressure
•Reduce Type 2 Diabetes
•Depression & Anxiety
•Reduce Arthritis
•Boosts Energy Levels
•Increase Sleep Quality
•Make Daily Life Easier
Source: https://www.mayoclinic.org/healthy-lifestyle/fitness/in-depth/exercise/art-20048389
ONLY 24.2% of people 18+ get enough exercise!
•ONLY 19.6% For People 50-64
•ONLY 13.1% For People 65+
Source: CDC.gov

So we surveyed 62,000 people and asked them what's preventing them from exercising?



Why aren't we exercising?
We surveyed 62,000 people
1
No program meets my needs
2
I need help feeling motivated
How Can We Fix These 2 Problems?

The BEST way to fix this problem is to...

Give everyone a personal trainer

What Personal Trainers Do

1. Ask You Questions
2. Test Out Exercises
3. Personalize Your Program
4. Teach You Good Form
5. Check In With You
6. Adjust In Real Time
7. Tackle Mental Obstacles
8. Keep You Inspired

Why Don't More People Have A Personal Trainer?

- NOT Affordable ($500+ month)
- Need Equipment Or A Gym Membership
- Inconsistent Results

But very few people can afford a personal trainer. Which is why...

Our solution is weshape

"It feels like having a personal trainer, without the hefty cost!"











| We ask you questions | We test out exercises and personalize your program | We teach you how to move with good form | We check in to make sure everything feels good | We adjust your workouts in real time |

We aren't like other brands

weshape uses positive psychology to create motivation!



| We tackle your mental obstacles | We teach you intrinsic motivation | We connect you with a community | We coach and support you through LIVE calls |

WeShape has a unique product, a unique brand and is positioned to capitalize on the personalized health and fitness revolution!

Why now?



1 The fitness industry is projected to grow 128% by 2028!

2 Digital fitness is the fastest growing segment projected to grow 486% by 2028!!

3 Customized fitness programs make up less than 4% of the digital fitness segment and NONE are affordable!!!

Fitness & Online Fitness Revenue 2022-2028 Projections (Billion)

107.48, 11.1986, 13.3392, 159.98, 190.56, 19.4589, 216.21, 244.82, 33.8232, 281.86, 324.01, 45.3614, 378.34, 60.5344, 434.74, 78.2532

— Fitness Industry — Online Fitness

Source: https://runrepeat.com/fitness-industry

Plus, WeShape is WAY more accessible and affordable than our competitors. ZERO equipment needed & can be done anywhere!

weshape vs. competition

Features	weshape	TONAL	TEMPO	MIRROR	Fitness+ obé Aaptiv DAILY BURN & Other Apps
Customized Workouts	✓	✓	✓	✓	✗
Focussed on Form	✓	✓	✓	✓	✗
Adjusts Exercises During Workout	✓	✓	✓	Personal Trainer Only (EXTRA $40/hour)	✗
Requires Live Trainer	No	No	Yes	Yes	No
Equipment Needed	Zero Equipment	Tonal Home Gym	Full Tempo Gym	Mirror + Optional Weights for +$	Zero Equipment
Special Requirements	None! You can do anytime anywhere	Requires complex installation and 50sqft	Requires 8' space around your workout area	Wall installation + Requires dedicated space	–
Cost	< $40/mo	$3500 + $49/mo	$2,500-$4,000 + $39/mo	$800 + $39/mo	< $40/mo

We've used our experience selling products online to build a growth process that can scale!



weshape's revenue model

TRAFFIC
Aggressive content marketing & paid advertising

SIGN UPS
Relentless sales funnel optimization

BELIEVERS
Product iterations for maximum retention & LTV



WeShape
Do you want to know the best movements you can do to fight Sarcopenia? Watch this video and we'll show you 2 of the best moves that you can do in your own... See more
Inhale as you go down
Exhale as you come up
Gwen Morris and 1.5K others
1K
37
327
YouTube
Struggling to achieve your health or fitness goals?
We've been there. And we've found that a one size fits all approach to fitness just doesn't work. You need something made just for you.
Which is why we created WeShape!
Customized Workouts + Personalized Support + One on One Coaching
Take our Quiz and Get your first 2 weeks for FREE

Here's proof this model is working...



weshape's growth & traction
Subscriptions by Plan
PAID SUBSCRIBERS $34 AVG Per Month
Total Subscriptions
2,500
2,000
1,500
1,000
500
0
December
January '22
February
March
April
May
June
July
August
September
October
November
December
January '23

We Used This Model To Grow From $0
To $1,118,758 In Our First Year!

2,500+ PAID subscribers in our first year! Plus, here's our optimization skills in action...

weshape's acquisition & ROAS



We've Already Reduced CAC By 78.5% And Increased ROAS By Over 250%

While seeing data that proves the trajectory of WeShape is great, here's our financial forecast to grow revenue 100X in the next 6 years...



How do you win?

2022 Rev = $1,118,758

2023 Rev = $2,012,520

2024 Rev = $8,904,440

2025 Rev = $26,245,970

2026 Rev = $53,373,024

2027 Rev = $84,564,425

2028 Rev = $117,003,117

WeShape has proven founders, with proven skills and a proven product that is ready for scale. Join us in helping people feel amazing in their bodies again!

weshape's investment details

	USE OF FUNDS
Seed round: 2.5M (1.2M remaining)	
Valuation Cap: 11M	Product Manager (120K)
Type of deal: Convertible Note	2 Front End Engineers (200K)
Target ROI: 40X +	1 Back End Engineer (130K)
Time To Exit: 5-7 Years	Growth & Acquisition (750K)
Let's connect and see if Investing In WeShape is a good fit for you!	Tyler Bramlett Tyler@WeShape.com